Exhibit 99.1
FOR IMMEDIATE RELEASE
SIFY TO REPORT FIRST QUARTER 2007 FISCAL YEAR FINANCIAL RESULTS ON
MONDAY, JULY 23, 2007
Chennai, India, July 17, 2006 — Sify Limited (Nasdaq: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, today announced that it will report its financial results for the first quarter of fiscal year 2007, ended June 30, 2007 on Monday, July 23, 2007 before the market opens.
In conjunction with the earning release, Sify will host a conference call at 8:30am EDT hosted by Mr. Raju Vegesna, Chairman of the Board and Chief Executive Officer, Mr. Suri Venkat, Chief Operating Officer and Mr. Pijush Kanti Das, Chief Financial Officer.
Interested parties may participate in the conference call by dialing 877-407-8031 (U.S. or Canada) or 201-689-8031 (international), which will also be simultaneously broadcast live over the Internet at www.sifycorp.com or www.vcall.com. Please allow extra time prior to the call to visit the site and download the streaming media software required to listen to the Internet broadcast.
The online archive of the Web cast will be available shortly after the conference call, or investors can listen to the replay by dialing 877-660-6853 or 201-612-7415 and entering account number 286 and conference ID number 247440. Please allow for some time post conference call to access the archive of the Web cast.
About Sify Limited:
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 188 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 158 cities and towns. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of
VPNs, Internet bandwidth, VoIP Solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations.
For more information about Sify, visit www.sifycorp.com
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended December 31, 2005 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Trúc N. Nguyen
Investor Relations	Investor Relations
Sify Limited	The Global Consulting Group
91-44-2254 0770 Ext. 2013	646-284-9418
Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com